Net 1 UEPS Technologies, Inc.

President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
(2711) 343-2000

December 12, 2018

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Mr. David Gessert

Re:	Net 1 UEPS Technologies, Inc.
Registration Statement on Form S-3
File No. 333-228713

Dear Mr. Gessert:

Net 1 UEPS Technologies, Inc., a Florida corporation, hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on December 14, 2018, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Thank you for your assistance. Should you have any questions, please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) at (212) 335-4517.

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Herman G. Kotzé
Herman G. Kotzé
Chief Executive Officer